Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHaNGE ACT OF 1934

Carbon Energy Corporation has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act): common stock. Although described below, our preferred stock is not registered under Section 12 of the Exchange Act. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware.

The following descriptions of our common stock and preferred stock are summaries and do not purport to be complete and are subject to and qualified by reference to the provisions of applicable law, our amended and restated certificate of incorporation, as amended, our certificate of designations relating to our preferred stock and our amended and restated bylaws, as amended, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K. These summaries may not contain all the information that is important to you. We encourage you to read our amended and restated certificate of incorporation, as amended, our certificate of designations relating to our Preferred Stock and our amended and restated bylaws, as amended, for additional information and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

Our authorized capital stock consists of 35,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”) and 1,000,000 shares of Series B Convertible Preferred Stock, $0.01 par value per share (“Preferred Stock”).

Our Common Stock is quoted through the OTC Markets under the symbol “CRBO”.

Common Stock

Voting Rights. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of Common Stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our Board of Directors out of funds legally available for that purpose, after all dividends required to be paid on outstanding Preferred Stock (as described below), if any, have been fully paid. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights. Upon liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of Common Stock are entitled to receive ratably the funds remaining for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding Preferred Stock.

Other Matters. Our Common Stock has no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our Common Stock. All outstanding shares of our Common Stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof, including without limitation, the dividend rate, conversion rights, redemption price and liquidation preference, of such preferred stock, and to fix the number of shares constituting any such series thereof as our Board of Directors from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series, which number may be increased or decreased from time to time by our Board of Directors (but not below the number of shares thereof then outstanding). If the number of shares of any series is to be so decreased, the shares constituting such decrease shall resume the status of undesignated shares of preferred stock. All shares of any one series of preferred stock will be identical.

Our Board of Directors has authorized the issuance of 50,000 shares of Preferred Stock, all of which are currently issued and outstanding. Although our Preferred Stock is not registered under Section 12 of the Exchange Act, the following description of the Preferred Stock is included because various terms of the Preferred Stock could impact our Common Stock.

Voting Rights. Holders of Preferred Stock are entitled to the number of votes equal to the number of shares of our Common Stock into which their shares of Preferred Stock are to be converted at the record date for the determination of the stockholders entitled to vote on the matter in question, or, if no such record date is established, at the record date provided by the DGCL for any vote or action by written consent. Except as provided by the DGCL or our amended and restated certificate of incorporation, the Preferred Stock shall be entitled to vote on all matters submitted to a vote of stockholders, voting together with our Common Stock as a single class.

Dividend Rights. Holders of Preferred Stock are entitled to receive, when and as declared by the Board of Directors and declared by us, out of funds that are legally available therefor, cash dividends of six percent (6%) of the Preferred Stock issue price of $100.00 per share per annum on each outstanding share of Preferred Stock. Such dividends shall be fully cumulative and accumulate daily, whether or not we have profits, surplus or other funds legally available for the payment of dividends thereon by the Board of Directors. Such dividends shall accrue from the date of issuance of the relevant shares of Preferred Stock and shall cease to accrue on the date immediately preceding a date of redemption or conversion. After payment of all accrued dividends on shares of Preferred Stock, shares of Preferred Stock will not participate in dividends payable in respect of our Common Stock or redemptions of shares of our Common Stock.

Liquidation Rights. Upon liquidation, prior to any payment to the holders of our Common Stock or any other class or series of stock ranking junior to the Preferred Stock on liquidation, the holders of shares of the Preferred Stock then outstanding shall be entitled to be paid out of our assets legally available for distribution to our stockholders, an amount per share equal to the sum of the Preferred Stock issue price of $100.00 per share, plus all accrued but unpaid dividends payable in respect of such share of Preferred Stock (such sum, the “Liquidation Preference”). If our assets available for distribution to the holders of shares of Preferred Stock shall be insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to holders of shares of Preferred Stock shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full. Following payment of the Liquidation Preference, our entire remaining assets and surplus funds legally available for distribution upon liquidation will be distributed ratably among the holders of our Common Stock in proportion to the shares of Common Stock then held by them.

Conversion Rights.  Each share of Preferred Stock is convertible by the holder of such share at any time at the option of the holder into a number of shares of our Common Stock determined by dividing the Liquidation Preference by the conversion price, determined as provided below, in effect at the time of the conversion (the “Conversion Price”). The Conversion Price of the Preferred Stock is equal to the greater of $8.00 per share or the price that is fifteen percent (15%) less than the lowest price per share of shares sold in a single transaction, or series of related transactions, with aggregate gross proceeds to us of at least $50,000,000.00 (a “Next Equity Financing”). Additionally, each share of Preferred Stock will be automatically converted into Common Stock upon and in connection with the closing of the Next Equity Financing. The number of shares of Common Stock into which each share of Preferred Stock shall be automatically converted will be determined by dividing the Liquidation Preference by the Conversion Price.

Redemption Rights. Subject to the holders’ right of voluntary conversion, we shall, following April 5, 2021 and upon providing each holder of Preferred Stock no less than 30 days’ notice thereof, at any time thereafter (and from time to time), be entitled at our option to redeem, out of funds legally available therefor, all or any portion of the Preferred Stock. Each share of Preferred Stock shall be redeemed for an amount in cash or property equal to either its applicable Liquidation Preference or its issue price of $100.00 per share (the “Partial Redemption Price”). If we choose to redeem shares of the Preferred Stock by paying the Partial Redemption Price, the accrued but unpaid dividends as of the date of redemption of such shares shall remain outstanding in the amount thereof as of the date of redemption of such shares and shall accrue interest at the rate of 6% per annum, and the payment thereof shall continue to have priority over any dividend to the holders of our Common Stock.

Other Matters. The Preferred Stock has no preemptive or subscription rights. There are no sinking fund provisions applicable to the Preferred Stock. All outstanding shares of the Preferred Stock are fully paid and non-assessable.

Certain Corporate Anti-Takeover Provisions

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation contains provisions that permit our Board of Directors to issue, without any further vote or action by the stockholders, shares of Preferred Stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof, including without limitation, the dividend rate, conversion rights, redemption price and liquidation preference, of such Preferred Stock, and to fix the number of shares constituting any such series

Removal of Directors; Vacancies

Our stockholders will be able to remove any director or the entire Board of Directors with or without cause by the vote of the holders of a majority of the shares entitled to vote for the election of directors. Vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

No Cumulative Voting

Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulate votes on behalf of any candidate in the election of directors. Cumulative voting rights would have been available to the holders of our Common Stock if our amended and restated certificate of incorporation had not specifically provided that cumulative voting was not available.

Forum Selection

Our amended and restated bylaws provide that unless we consent in writing to the selection of an alternative forum, a state or federal court located within the State of Delaware will be the sole and exclusive forum for:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a claim of breach of a fiduciary duty owed by any of our or our subsidiaries’ directors, officers or employees to us or our stockholders;

●	any action asserting a claim arising pursuant to any provision of the DGCL; or

●	any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such court’s having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of this forum selection provision contained therein. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Amendment of Our Certificate of Incorporation

Our amended and restated certificate of incorporation provides that the amended and restated certificate of incorporation can be amended with the affirmative vote of a majority of the outstanding Common Stock entitled to vote thereon, provided that with respect to any proposed amendment of the certificate of incorporation (including any certificate of designation relating to any series or class of Preferred Stock) which would alter or change the powers, preferences or special rights of any class or series of Preferred Stock so as to adversely affect them, the approval of a majority of the votes entitled to be cast by the holders of the shares of such class or series of Preferred Stock affected by the proposed amendment, voting separately as a class, shall be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of our Common Stock.

Amendment of Our Bylaws

Our amended and restated bylaws provide that the amended and restated bylaws can be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon or by the affirmative vote of a majority of our Board of Directors or by unanimous written consent of our Board of Directors.

Limitation of Liability and Indemnification

Our amended and restated bylaws limit the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to liability:

●	for any breach of the director’s duty of loyalty to us or our stockholders;

●	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	for any unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the DGCL; or

●	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers, which are broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct.

The right to be indemnified includes the right of an officer or a director to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board of Directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our Board of Directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to such person’s status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company.

5